Exhibit 99.1

Subscription Agreement

by and between

Sify Technologies Limited

and

Mr Ananda Raju Vegesna

Subscription Agreement dated October 22, 2010 (this "agreement"), by and between:

1.

Sify Technologies Limited, a Company incorporated under the provisions of the Indian Companies Act, 1956 and having its Registered Office at Tidel Park, 2nd Floor, No. 4 Rajiv Gandhi Salai, Taramani, Chennai 600113, India represented by Mr V Ramasubramanian S/o Mr V V S Manian, Company Secretary (hereinafter referred to as the "Company”) which expression shall mean and include it’s successors, legal representatives, executors, administrators and assigns of the ONE PART

AND

2.

Mr Ananda Raju Vegesna, S/o Mr Vegesna Venkata Subba Yesudata Raju, residing at Plot No.242/A, Road No.18, Opp. Jubilee Hills Police Station, Hyderabad 500 003, India, Executive Director of the Company, brother and Representative of the entities and affiliates in India of Mr Raju Vegesna, Chief Executive and Managing Director of the Company (hereinafter referred to as the "Representative") which expression shall mean and include his successors, nominees, legal representatives, executors, administrators and assigns of the OTHER PART.

WHEREAS

(a)	The Company is need of additional resources for funding the ongoing capex programme and the future expansion of business, which is around Rs.400 crores.

(b)

The Board of Directors at their meeting held on August 4, 2010 determined it is in the best interests of the Company to consider inviting the promoter group to subscribe to fresh capital.  In response to the Board’s suggestion, Mr P S Raju, nominee of M/s Infinity Capital Ventures LP, USA, informed that the promoter group was willing to infuse upto Rs.400 crores in the capital of the Company if the issue price and related terms are agreed.

(c)

In order organize funds for the requirements of the Company, the Board of Directors, subject to the approval of the shareholders, Memorandum and Articles of Association of the Company, the regulatory, Government and other authorities as may be required, at the meeting held on August 4, 2010, have approved the issue and allotment of 12,50,00,000 (Twelve Crores Fifty Lakhs) equity shares of Rs.10/- each at a premium of Rs.22/- per share for cash aggregating to Rs.400 crores in one or more tranches to resident individuals, bodies corporate, Companies incorporated in India, registered trusts, private or public, other entities and to such other person(s) through private placement.

(d)

Based on the willingness of the promoters to infuse funds and the decision of the Board, the Company has issued a press release dated August 28, 2010 in the    US market notifying that the Company proposes to issue equity shares up to an aggregate of approximately USD 86 million to a group of investors affiliated with Company’s promoter group, including entities affiliated with Mr Raju Vegesna, Chief Executive Officer and Managing Director and  Mr Ananda Raju Vegesna, the Executive Director and brother of Mr Raju Vegesna.

(e)

The shareholders at the fourteenth annual general meeting of the Company held on September 27, 2010 have approved the issue and allotment in one or more tranches not exceeding 12,50,00,000 (Twelve Crores Fifty Lakhs) equity shares of Rs.10/- each at a premium of Rs.22/- per share to one or more of the resident individuals, bodies corporate, companies incorporated in India, registered trusts, private or public, other entities and to such other person(s) through private placement.

(f)

The Board of Directors at their meeting held on September 30, 2010 have solely and exclusively authorised the representative to identify, shortlist and finalise the names of the resident investors, mainly the entities and affiliates in India of Mr Raju Vegesna, in addition to others, the quantum of shares to be given to each investor, payment schedule and other terms and conditions for the proposed issue of shares.

(g)

The Company has an authorized share capital of 6,10,00,000 Equity Shares of which  5,33,51,498 equity shares are issued and outstanding on the date of this agreement, and following completion of the transactions contemplated hereby will have an authorized share capital of 18,00,00,000 Equity Shares of which 17,83,51,498 equity shares, would be issued and outstanding.

(h)

Upon the terms and conditions of this agreement, the Company shall issue the invitation letter to the Representative to arrange for subscription for the proposed issue of shares by the Company through the share application form.

(i)

The Company and the Representative have agreed that the Company shall issue and allot the shares mainly to the entities and affiliates in India of Mr Raju Vegesna, other resident individuals, bodies corporate, companies incorporated in India, registered trusts, private or public, other entities and such other persons (hereinafter referred to as the “investors” as defined in Article I below) as may be finalised by the Representative who shall arrange for subscription and purchase of 12,50,00,000 Equity Shares of the Company for a consideration of Rs. 400 crores at a purchase price of Rs.32 per share (Rs.10 towards Share Capital and Rs.22 towards Securities Premium) payable in installments by the investors finalised by him, as given below subject to the terms and conditions of this agreement:

5% application money	Rs.1.60	Before October 30, 2010

20% allotment money	Rs.6.40	Before December 19, 2010

Balance 75% call money	Rs.24.00	Payable in such installments as may be decided by the Board of Directors of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

As used in this agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

"agreement" means this agreement as the same may be amended, supplemented or modified in accordance with the terms hereof.

"Board of Directors" means the Board of Directors of the Company.

"business day" means any day other than a saturday, sunday or other day on which commercial banks in Chennai, India are authorized or required by law or executive order to close.

“calls” means the money payable in installments by a member arising out of the calls made by the Board of Directors of Company from time to time by a resolution passed at a meeting of the Board in respect of the moneys unpaid on the shares allotted to the member.

"closing of subscription" has the meaning set forth in Section 2.3 of this agreement.

"closing date for subscription" has the meaning set forth in Section 2.3 of this agreement.

"Directors" means the Directors of the Company whose names appear on the register of directors of the Company as on the date of this agreement.

"equity shares" means the ordinary equity shares of Rs.10/- each of the Company as subdivided, consolidated or converted from time to time.

“forfeiture of shares” means the procedure of withdrawing the shares of the company allotted to a member for his failure to pay the allotment money or the installments made as calls by the Board of Directors after due compliance with the procedure envisaged in the Articles of Association of Company.

"Governmental authority" means the Government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to Government.

“investors” mean mainly the entities and affiliates in India of Mr Raju Vegesna, resident individuals, in addition to others to be decided by the Representative.

“invitation letter” means the letter to be issued by the Company to the representative requesting him to arrange for the subscription for the proposed issue of shares by the Company.

"person" means any individual, corporation, company, partnership, limited liability company/partnership, joint venture, association or trust or any other legal entity or organization.

“Securities Act” means the United States Securities Act of 1933, as amended.

“share application form” means the form to be issued by the Company to the investors for the subscription for the proposed issue of shares by the Company.

"subscribed shares" has the meaning set forth in Section 2.1 of this agreement.

"subscription price" has the meaning set forth in Section 2.2 of this agreement.

ARTICLE II
SUBSCRIPTION FOR EQUITY SHARES

2.1

Subscription for  shares: In terms of the approval of the Board of Directors of the Company, the Representative is solely and exclusively authorised to identify, shortlist and finalise the names of the resident investors, mainly the entities and affiliates in India of Mr Raju Vegesna, in addition to other investors, the quantum of shares to be given to each investor, the payment schedule and other terms and conditions for the proposed issue of shares by the Company, which shall be subscribed shares, subject to the Memorandum and Articles of Association of the Company, approval of the shareholders by special resolution and other provisions of the Indian Companies Act, 1956.

Upon the terms and subject to the conditions herein set forth, Company agrees to, on the closing date, issue and allot to the investors as may be finalised by the representative, free and clear of all encumbrances (other than encumbrances resulting from the actions of the investors), 12,50,00,000 equity shares of Rs.10/- each (the "subscribed shares") and the Representative agrees to arrange for the subscription of the shares of  the Company in consideration for the subscription price set out in this agreement.

2.2

Subscription price: The subscription price (consideration) payable by the investors and as finalised by the Board of Directors of the Company for the shares shall be Rs. 400 crores at a purchase price of Rs.32 per share (Rs.10 towards share capital and Rs.22 towards securities premium) payable in installments as given below subject to the terms and conditions of this agreement:

5% application money	Rs.1.60	before October 30, 2010

20% allotment money	Rs.6.40	before December 19, 2010

Balance 75% call money	Rs.24.00	payable in such installments as may be decided by the Board of Directors of the Company.

2.3

Closing of subscription:  Unless this agreement shall have terminated pursuant to Article VII, and subject to the satisfaction or waiver of the conditions set forth in Articles IV and V, the closing of the subscription, beyond which the subscription closes,  for the shares (the "closing") shall take place at the office of the Company on or before October 30,2010 or at such other date as may be mutually decided by the Representative and the Company’s Board of Directors subject to satisfaction of the remaining conditions.

2.4

Payment in full: The investors shall be deemed to have paid their subscription price by remittance of its full subscription price comprising of application, allotment and call monies as per the payment schedule mentioned in Clause 2.2 above in rupees on or prior to the  date as mentioned in Clause 6.2 of the agreement.

2.5

Company’s lien on shares:  The Company shall have a first and paramount lien upon all the shares (other than fully paid up shares) registered in the name of each member (whether solely or jointly with others) and upon the proceeds of sale thereof, for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such shares and so equitable interest in any shares shall be created.  Any such lien shall extend to all dividends from time to time declared in respect of such shares.  Unless otherwise agreed, the registration of a transfer of shares shall operate as a waiver of the Company’s lien if any, on such shares.

2.6

Forfeiture of shares:  If any member fails to pay any call or installment of a call on or before the day appointed for the payment of the same or any such extension thereof as aforesaid, the Board may at any time thereafter during such time as the call or installment remains unpaid, give notice to him requiring him to pay the same together with any interest that may have accrued and all expenses that may have been incurred by the Company by reason of such nonpayment.

If the requirement of any such notice as aforesaid shall not be complied with every or any share in respect of which such notice has been given may at any time thereafter before payment of all calls or installments, interest and expenses due in respect thereof be forfeited by a resolution of the Board to that effect in terms of the provisions of the Articles of Association. Such forfeiture shall include all dividends declared or any other moneys payable in respect of the forfeited share and not actually paid before the forfeiture.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.

The Company hereby represents and warrants to the Representative that it is duly incorporated and is duly organized and validly existing under the laws of its relevant jurisdiction of incorporation and has requisite power and authority to enter into such agreements and acknowledges that the Representative, in entering into this agreement and acquiring the subscribed shares by the investors, is relying on such representations and warranties.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE REPRESENTATIVE

4.1

The Representative hereby represents and warrants to the Company that he has the requisite power and authority to enter into this agreement by virtue of the approval of the Board of Directors of the Company and acknowledges that Company in entering into this agreement is relying on such representations and warranties.

4.2

No Government recommendation or approval: The Representative understands that no United States federal or state agency or similar agency of any other country has passed upon or made any recommendation or endorsement of the Company or the subscribed shares.

4.3

Not a “U.S. Person”:  The Representative confirms that the investors are not “U.S. Persons” as defined in Rule 902 of Regulation S promulgated under the Securities Act, was not organized under the laws of any United States jurisdiction and further when the offer to subscribe originated, the investors are residents outside the United States.

4.4	Intent: The Representative confirms that the investors are resident individuals or entities and are presently subscribing to the shares for investment purposes, for their own account.

4.5

Reliance on representations and warranties: The Representative understands that the shares are being offered and sold to the investors in reliance on specific provisions of United States federal securities laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Representative set forth in this agreement in order to determine the applicability of such provisions.

4.6

No Advertisements: The Representative confirms that the investors are not subscribing for the shares as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or presented at any seminar or meeting.

4.7

Right to transfer: The investors shall have right to transfer or otherwise dispose off the shares acquired herein unless prohibited by the Indian laws, Securities Act, Memorandum and Articles of the Company.

4.8

Listing of the shares: The shares issued under this agreement can in future be listed in the Indian stock exchanges subject to the compliance with the listing requirements of such exchanges and the regulations of Securities and Exchange Board of India.

ARTICLE V
CONDITIONS TO THE OBLIGATION OF COMPANY TO CLOSE

5.1

Representation and warranties: The Representative warranties contained hereof shall be true and correct in all material respects with respect to the investors at all times and on the closing date as if made on such date.

5.2

Compliance with this agreement: The Representative shall have performed and complied in all material respects with all of its obligations set forth herein that are required to be performed by it on or before the closing date.

ARTICLE VI
INDEMNIFICATION

6.1

Indemnification: Except as otherwise provided in this Article, Company on one hand, and the Representative on behalf of the investors on the other hand, (each, an "Indemnifying Party") agrees to indemnify, defend and hold the other harmless ("Indemnified Party") to the fullest extent permitted by law from and against any and all losses, claims, or written threats thereof (including, without limitation, any claim by a third party), damages, expenses (including reasonable fees, disbursements and other charges of counsel incurred by the indemnified party in any action between the indemnifying party and the indemnified party or between the indemnified party and any third party or otherwise) or other liabilities (collectively, "Losses") resulting from or arising out of any breach of any representation or warranty, covenant or agreement by the indemnifying party in this agreement.

6.2	Survival of indemnification: Any claim for indemnification pursuant to Article VII must be initiated on or before 26 September 2011.

ARTICLE VII
TERMINATION OF AGREEMENT

7.1	Termination: This agreement may be terminated prior to the closing in respect of the issuance and purchase of subscribed shares of the Company as follows:

(a)	at any time on or prior to the closing date, by mutual written consent of the Company and the Representative.

(b)

at the election of the Company, if there has been a material breach of any representation, warranty, covenant or agreement including the payment of allotment and call monies as per payment scheduled agreed in Clause 2.4, on the part of the Representative contained in this agreement, which breach has not been cured within fifteen (15) business days of notice to the Representative of such breach; or

(c)

at the election of the Representative, if there has been a material breach of any representation, warranty, covenant or agreement on the part of the Company contained in this agreement, which breach has not been cured within fifteen (15) business days notice to the Company of such breach.

If this agreement so terminated in respect of the issuance and purchase of the subscribed shares by the Representative, it shall become null and void and have no further force or effect in respect of that issuance and purchase.

ARTICLE VIII
MISCELLANEOUS

8.1

Notices:  All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery:

(a)	If to the Representative: Mr Ananda Raju Vegesna Plot No.242/A Road No.18 Opp. Jubilee Hills Police Station Hyderabad 500 003 India

(b)	If to the Company: Mr V Ramasubramanian Company Secretary Sify Technologies Limited Tidel Park, 2nd Floor 4 Rajiv Gandhi Salai Taramani Chennai 600113 India

All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; and when receipt is mechanically acknowledged, if telecopied. Any party may by notice given in accordance with this Section 8.1 designate another address or Person for receipt of notices hereunder.

8.2	Amendment and waiver:

(a)

No failure or delay on the part of Company or the Representative in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to Company or the Representative at law, in equity or otherwise.

(b)

Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this agreement, and any consent to any departure by the Company or the Representative from the terms of any provision of this agreement, shall be effective (i) only if it is made or given in writing and signed by the Company and the Representative and (ii) only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this agreement, no notice to or demand on the Company in any case shall entitle Company to any other or further notice or demand in similar or other circumstances.

8.3

Counterparts: This agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

8.4	Governing law: This agreement shall be governed by and construed in accordance with the laws of India without regard to the principles of conflicts to law of any jurisdiction.

8.5

Arbitration:  Any dispute or claim arising out of or in connection with or relating to this agreement, or the breach, termination or invalidity hereof (including the validity, scope and enforceability of this arbitration provision), shall be resolved by arbitration governed under the Arbitration & Conciliation Act, 1996. The place of arbitration shall be Chennai, India. All arbitration proceedings shall be conducted in the english language.

8.6

Severability:  If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

8.7

Entire agreement:  This agreement, together with the exhibits and schedules hereto, and the other transaction documents are intended by the parties hereto as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, representations, warranties or undertakings, other than those set forth or referred to herein or therein. This agreement, together with the exhibits and schedules hereto, and the other transaction documents supersede all prior agreements and understandings between the parties hereto with respect to such subject matter.

IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this subscription agreement on the date first mentioned above.

For Sify Technologies Limited	For the Representative
/s/ V Ramasubramanian	/s/ Ananda Raju Vegesna
V Ramasubramanian Company Secretary	Ananda Raju Vegesna

Witnesses:

1.   K.V. Kasturi

2.   C. Rajeswara Rao